Sierra Wireless Reports First Quarter 2018 Results

Revenue increases 15.9% year-over-year to $186.9 million in the first quarter of 2018

VANCOUVER, BRITISH COLUMBIA - May 3, 2018 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its first quarter ending March 31, 2018. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the first quarter of 2018, we delivered strong year-over-year revenue growth in our higher margin Enterprise Solutions and IoT Services lines of business,” said Jason Cohenour, President and CEO. “With the acquisition of Numerex, we have added significant scale to our recurring revenue base and IoT services capabilities. We expect to leverage our stronger IoT Services business platform to expand our leadership position in Device to Cloud solutions for the IoT.”

Revenue for the first quarter of 2018 was $186.9 million, an increase of 15.9% compared to $161.2 million in the first quarter of 2017.  Product revenue was $162.9 million, up 7.8% year-over-year and Services and Other revenue was $24.0 million, up 138.6% compared to the first quarter of 2017. Quarterly revenue for the three business segments was as follows: (i) Revenue from OEM Solutions was $135.2 million in the first quarter of 2018, up 2.1% compared to $132.4 million in the first quarter of 2017; (ii) Revenue from Enterprise Solutions was $29.2 million in the first quarter of 2018, up 34.5% compared to $21.7 million in the first quarter of 2017; and (iii) Revenue from IoT Services was $22.5 million in the first quarter of 2018, up 217.6% compared to $7.1 million in the first quarter of 2017.  IoT Services results include the first full quarter of contribution from Numerex.

GAAP RESULTS

•	Gross margin was $62.1 million, or 33.2% of revenue, in the first quarter of 2018, compared to $55.5 million, or 34.4% of revenue, in the first quarter of 2017.

•
Operating expenses were $72.0 million and loss from operations was $9.9 million in the first quarter of 2018, compared to operating expenses of $56.8 million and loss from operations of $1.3 million in the first quarter of 2017.

•	Net loss was $8.4 million, or $0.23 per diluted share, in the first quarter of 2018, compared to a net loss of $92,000, or $0.00 per diluted share, in the first quarter of 2017.

NON-GAAP RESULTS(1)

•	Gross margin was 33.4% in the first quarter of 2018, compared to 34.5% in the first quarter of 2017.

•
Operating expenses were $58.6 million and earnings from operations were $3.8 million in the first quarter of 2018, compared to operating expenses of $46.4 million and earnings from operations of $9.2 million in the first quarter of 2017.

•	Net earnings were $3.3 million, or $0.09 per diluted share, in the first quarter of 2018, compared to net earnings of $7.8 million, or $0.24 per diluted share, in the first quarter of 2017.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $9.0 million in the first quarter of 2018, compared to $12.6 million in the first quarter of 2017.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash and cash equivalents at the end of the first quarter of 2018 were $70.6 million, representing an increase of $5.6 million compared to the end of the fourth quarter of 2017. The increase in cash was primarily due to cash flows from operating activities partially offset by capital expenditures.

Accounting Standard Adoption
We adopted the new accounting standard for revenue recognition (ASC 606) effective January 1, 2018. Our first quarter 2018 financial results reflect the adoption of this new standard and prior periods have been adjusted accordingly.

Financial Guidance
For the second quarter of 2018, we expect revenue to be in the range of $195 million to $203 million and non-GAAP earnings per share to be in the range of $0.17 to $0.25.

This Non-GAAP guidance reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration expense, restructuring expense, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration expense, restructuring expense, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and we believe that it is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, May 3, 2018, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 1296186

To access the webcast, please follow the link below:
Sierra Wireless Q1 2018 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1619120&s=1&k=547F60D97C5B9093B29761E3CA369FF0

The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2018 and our fiscal year 2018, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance; the Company’s liquidity and capital resources; the Company’s financial and operating objectives and strategies to achieve them; general economic conditions; expectations regarding the acquisition of Numerex; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company’s estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber-security or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•	risks related to the recent acquisition of Numerex;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;

•	the loss of or significant demand fluctuations from any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, cyber-security vulnerabilities or other quality issues;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	difficult or uncertain global economic conditions;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to offer and promote acceptable wireless service programs;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

AirPrime, AirLink, AirVantage, mangOH and Legato are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2018	2017 As adjusted (1)
Revenue
Product	$162,931	$151,180
Services and other	23,947	10,038
	186,878	161,218
Cost of sales
Product	113,900	100,961
Services and other	10,878	4,762
	124,778	105,723
Gross margin	62,100	55,495
Expenses
Sales and marketing	22,425	18,025
Research and development	24,465	19,311
Administration	12,264	10,386
Restructuring	3,591	373
Acquisition-related and integration	1,765	451
Impairment	—	3,668
Amortization	7,466	4,626
	71,976	56,840
Loss from operations	(9,876)	(1,345)
Foreign exchange gain	1,115	1,099
Other income	55	9
Loss before income taxes	(8,706)	(237)
Income tax recovery	(343)	(145)
Net loss	$(8,363)	$(92)
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	(767)	1,582
Comprehensive earnings (loss)	$(9,130)	$1,490

Net earnings (loss) per share (in dollars)
Basic and diluted	$(0.23)	$—
Weighted average number of shares outstanding (in thousands)
Basic and diluted	35,912	31,909
(1) Three months ended March 31, 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2018	December 31, 2017 As adjusted (1)
Assets
Current assets
Cash and cash equivalents	$70,588	$65,003
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $1,850 (December 31, 2017 - $1,827)	166,892	173,054
Inventories	46,742	53,143
Prepaids and other	13,513	8,221
	297,956	299,642
Property and equipment	42,484	42,977
Intangible assets	103,045	108,599
Goodwill	219,384	218,516
Deferred income taxes	12,082	12,197
Other assets	13,083	12,713
	$688,034	$694,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$175,397	$175,367
Deferred revenue	6,234	7,275
	181,631	182,642
Long-term obligations	37,495	36,637
Deferred income taxes	7,697	7,845
	226,823	227,124
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 35,979,068 shares (December 31, 2017 - 35,861,510 shares)	430,090	427,748
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 72,351 shares (December 31, 2017 – 222,639 shares)	(1,054)	(3,216)
Additional paid-in capital	26,279	27,962
Retained earnings	9,139	17,502
Accumulated other comprehensive loss	(3,243)	(2,476)
	461,211	467,520
	$688,034	$694,644
(1) December 31, 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2018	2017 As adjusted (1)
Cash flows provided by (used in):
Operating activities
Net loss	$(8,363)	$(92)
Items not requiring (providing) cash
Amortization	10,708	6,997
Stock-based compensation	2,814	2,126
Deferred income taxes	68	(891)
Impairment	—	3,668
Unrealized foreign exchange gain	(1,562)	(1,169)
Other	439	64
Changes in non-cash working capital
Accounts receivable	2,757	14,732
Inventories	6,624	(6,625)
Prepaids and other	(5,564)	(2,050)
Accounts payable and accrued liabilities	1,986	(19,225)
Deferred revenue	949	(826)
Cash flows provided by (used in) operating activities	10,856	(3,291)
Investing activities
Additions to property and equipment	(4,064)	(2,887)
Additions to intangible assets	(845)	(800)
Proceeds from sale of property and equipment	17	—
Acquisition of GNSS business	—	(3,192)
Cash flows used in investing activities	(4,892)	(6,879)
Financing activities
Issuance of common shares	672	4,621
Repurchase of common shares for cancellation	—	(2,779)
Taxes paid related to net settlement of equity awards	(665)	(1,027)
Payment for contingent consideration	—	(960)
Decrease in other long-term obligations	(199)	(96)
Cash flows used in financing activities	(192)	(241)
Effect of foreign exchange rate changes on cash and cash equivalents	(187)	184
Cash, cash equivalents and restricted cash, increase (decrease) in the period	5,585	(10,227)
Cash, cash equivalents and restricted cash, beginning of period	65,224	102,772
Cash, cash equivalents and restricted cash, end of period	$70,809	$92,545
(1) Three months ended March 31, 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2018	2017 (1)
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
Stock-based compensation and related social taxes	307	461	122	123	108	108
Realized gains (losses) on hedge contracts	(6)	23	11	12	—	—
Gross margin - Non-GAAP	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603

Earnings (loss) from operations - GAAP	$(9,876)	$100	$(2,939)	$390	$3,994	$(1,345)
Stock-based compensation and related social taxes	2,840	10,374	2,869	2,780	2,577	2,148
Acquisition-related and integration	1,765	8,195	4,792	2,077	875	451
Restructuring	3,591	1,076	245	199	259	373
Other nonrecurring costs (recoveries)	—	318	—	—	42	276
Realized gains (losses) on hedge contracts	(51)	419	209	210	—	—
Impairment	—	3,668	—	—	—	3,668
Acquisition-related amortization	5,534	15,486	4,306	3,845	3,694	3,641
Earnings from operations - Non-GAAP	$3,803	$39,636	$9,482	$9,501	$11,441	$9,212

Net earnings (loss) - GAAP	$(8,363)	$4,518	$(3,514)	$1,354	$6,770	$(92)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, realized gains (losses) on hedge contracts and other nonrecurring costs (recoveries)	8,196	23,631	7,906	5,056	3,753	6,916
Amortization	10,708	30,503	8,764	7,548	7,194	6,997
Interest and other, net	(55)	(67)	(38)	(32)	12	(9)
Foreign exchange loss (gain)	(1,166)	(7,131)	(1,058)	(1,457)	(3,517)	(1,099)
Income tax expense (recovery)	(343)	3,199	1,880	735	729	(145)
Adjusted EBITDA	8,977	54,653	13,940	13,204	14,941	12,568
Amortization (exclude acquisition-related amortization)	(5,174)	(15,017)	(4,458)	(3,703)	(3,500)	(3,356)
Interest and other, net	55	67	38	32	(12)	9
Income tax expense - Non-GAAP	(564)	(5,184)	(312)	(1,816)	(1,615)	(1,441)
Net earnings - Non-GAAP	$3,294	$34,519	$9,208	$7,717	$9,814	$7,780

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
Non-GAAP - (in dollars per share)	$0.09	$1.05	$0.28	$0.24	$0.30	$0.24

(1) 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2018	2017 (1)
	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$135,211	$554,537	$139,795	$137,850	$144,467	$132,425
Gross margin
- GAAP	$38,924	$170,307	$41,453	$40,680	$46,262	$41,912
- Non-GAAP	$39,142	$170,694	$41,554	$40,787	$46,352	$42,001
Gross margin %
- GAAP	28.8%	30.7%	29.7%	29.5%	32.0%	31.6%
- Non-GAAP	28.9%	30.8%	29.7%	29.6%	32.1%	31.7%

Enterprise Solutions
Revenue	$29,200	$101,535	$31,879	$26,277	$21,661	$21,718
Gross margin
- GAAP	$14,028	$48,521	$15,129	$12,631	$10,276	$10,485
- Non-GAAP	$14,075	$48,593	$15,152	$12,652	$10,289	$10,500
Gross margin %
- GAAP	48.0%	47.8%	47.5%	48.1%	47.4%	48.3%
- Non-GAAP	48.2%	47.9%	47.5%	48.1%	47.5%	48.3%

IoT Services
Revenue	$22,467	$34,655	$11,859	$8,433	$7,288	$7,075
Gross margin
- GAAP	$9,148	$15,411	$5,232	$3,983	$3,098	$3,098
- Non-GAAP	$9,184	$15,436	$5,241	$3,990	$3,103	$3,102
Gross margin %
- GAAP	40.7%	44.5%	44.1%	47.2%	42.5%	43.8%
- Non-GAAP	40.9%	44.5%	44.2%	47.3%	42.6%	43.8%

Total
Revenue	$186,878	$690,727	$183,533	$172,560	$173,416	$161,218
Gross margin
- GAAP	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
- Non-GAAP	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603
Gross margin %
- GAAP	33.2%	33.9%	33.7%	33.2%	34.4%	34.4%
- Non-GAAP	33.4%	34.0%	33.8%	33.3%	34.5%	34.5%

(1) 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.